UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 4, 2003

Robbins & Myers, Inc.

(Exact name of Registrant as specified in its charter)

Ohio	0-288	31-0424220
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1400 Kettering Tower, Dayton, OH	45423
(Address of principal executive offices)	(Zip code)

937-222-2610

(Registrant's telephone number including area code)

Not applicable

(Former name and former address, if changed since last report)

TABLE OF CONTENTS

Item 5. Other Events and Regulation FD Disclosure
SIGNATURES

Item 5. Other Events and Regulation FD Disclosure

On December 4, 2003, Robbins & Myers, Inc. issued the following press release:

ROBBINS & MYERS, INC. ANNOUNCES
GERALD L. CONNELLY TO RETIRE AS PRESIDENT & CEO

DAYTON, OHIO, December 4, 2003 . . . Robbins & Myers, Inc. (NYSE:RBN) announced today that Gerald L. Connelly is retiring as President & CEO and a director of the Company. Mr. Connelly, age 62, joined Robbins & Myers in June 1994 when the Company acquired its Pfaudler, Chemineer and Edlon business units. Mr. Connelly had served as President and Chief Executive Officer of Robbins & Myers since January 1999 and played a key role in the growth and development of its energy and pharmaceutical businesses.

Maynard H. Murch IV, Chairman of the Board, announced that the board has appointed Daniel W. Duval to serve as interim President and CEO of Robbins & Myers, effective immediately, and also appointed him to the board of directors. Mr. Duval served as Robbins & Myers' Vice Chairman in 1999 and was its President and CEO from December 1986 to January 1999. Mr. Duval is currently Chairman of the Board of Arrow Electronics, Inc. and served as Arrow's interim Chief Executive Officer from September 2002 to February 2003.

Mr. Murch commented that "Dan Duval is a proven leader who knows our Company's strategy and operations and will provide strong direction and leadership as we seek to fill the office of President and CEO on a permanent basis." Mr. Connelly commented, "I have worked with Dan Duval for six years and I endorse him stepping into the interim leadership role. Filling the CEO position is an important task and with my retirement, it is important that he and the board have time to conduct an appropriate search."

Robbins & Myers, Inc. is a leading supplier of highly engineered, critical equipment and systems to the global pharmaceutical, energy and industrial markets. Headquartered in

Dayton, Ohio, the Company maintains manufacturing facilities in 15 countries. For further information, visit the Company's website at www.robbinsmyers.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robbins & Myers, Inc.

Date: December 5, 2003

By: /s/ Kevin J. Brown

Kevin J. Brown
Vice President and Chief Financial Officer